SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

The securities mentioned herein will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

AMBEV S.A.

CNPJ/MF [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

Minutes of the General Meeting of Debenture Holders of the First (1st) Issue of Debentures, not Convertible into Shares, in Single Series, Unsecured, for Public Distribution, with Restricted Placement Efforts, of Ambev S.A. (“Company”), held on December 17, 2018, prepared in summary form:

1.

Date, Time and Venue:On December 17, 2018, at 11:00 a.m., at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi.

2.

Convening Notice: The convening notice was published on November 28, 29 and 30, 2018, in (i)the Official Gazette of the State of São Paulo, on pages 14, 27 and 14, respectively; and (ii)the newspaper “Valor Econômico”, on pages C9, B11 and B7, respectively.

3.

Attendance: Debenture holders representing 89% of the outstanding debentures of the first (1st) issue of debentures, not convertible into shares, in single series, unsecured, for public distribution, with restricted placement efforts, as evidenced by the signatures in the Attendance List; as well as representatives of Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., in the capacity of trustee (“Trustee”), and of the Company.

4.	Presiding Board: Chairman: Mr. Matheus Gomes Faria. Secretary: Mrs. Mariana Guerra Sabadin.
5.

Agenda: (i) amend the investment projects that will benefit from the net proceeds resulting from the issue described in Annex I of the Deed of Issue; and(ii) in case item (i) above is approved, authorize the Trustee to execute with the Issuer an amendment to the Deed of Issue, as well as to take any necessary measures to comply with the resolutions taken in the General Meeting of Debenture Holders.

6.

Resolutions:Being the meeting validly set up and following discussion on the matters on the agenda, the following resolutions were taken by affirmative vote of debenture holders representing 89% of the outstanding debentures:

6.1	To authorize the preparation of the minutes of this meeting in summary form.
6.2

To approve the amendment of the investment projects that will benefit from the net proceeds resulting from the issue described in Annex I of the Deed of Issue, the new wording of which was, in accordance with the Company’s Management Proposal, certified by the Presiding Board and filed in the Company’s headquarters.

6.3

To authorize the execution of an amendment to the Deed of Issue so as to amend Annex I thereto, as well as the Trustee and the managers of the Company to take the necessary measures in connection with the execution of such amendment.

7.

Approval and Closure: With no further matters on the agenda, these present minutes were drawn up, and after being read and approved, were signed by the members of the Presiding Board and the debenture holders. Presiding Board: Matheus Gomes Faria- Chairman; Mariana Guerra Sabadin - Secretary. Debenture Holders: Ambev Luxembourg S.à R.L. (by Fausto Penna Moreira Neto).

I certify that these Minutes are a faithful copy of the deliberations of the minutes of the books of the Company.

/s/ Matheus Gomes Faria Chairman	/s/ Mariana Guerra Sabadin Secretary

2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2018

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer